1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000
February 12, 2010
VIA EDGAR
Michael L. Kosoff, Esq.
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason ClearBridge Variable Aggressive Growth Portfolio, Legg Mason ClearBridge Variable Dividend Strategy Portfolio, Legg Mason ClearBridge Variable Large Cap Growth Portfolio, Legg Mason ClearBridge Variable Mid Cap Core Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio and Legg Mason Investment Counsel Variable Social Awareness Portfolio (each, a “Fund” and collectively, the “Funds”), each a series of Legg Mason Partners Variable Equity Trust (the “Trust”)
Post-Effective Amendment No. 26
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128
Dear Mr. Kosoff:
The Trust filed the above-referenced Post-Effective Amendment (the “Amendment”) on November 13, 2009, with an effective date of February 1, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to comments with respect to the Amendment that you provided in a telephone conversation on December 28, 2009 with the undersigned. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.
New York       Washington       Paris       London       Milan       Rome      Frankfurt       Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

February 12, 2010

Prospectuses: General Comments
Comment No. 1: Please revise the last sentence of the narrative preceding the fee table. The contract prospectus does not provide more detailed information about the cost of investing in the fund than what is provided in a Fund’s prospectus; the contract prospectus only requires disclosure of a range of fund fees.
Response: The disclosure has been revised as follows: “Detailed information about the cost of investing in this fund through a separate account or qualified plan is presented in the contract prospectus through which the fund’s shares are offered to you.”
Comment No. 2: Please confirm supplementally that none of the portfolios have any Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets.
Response: Each Fund confirms that it does not have Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets.
Comment No. 3:
a.	If a Fund’s expenses are lower than the fee waiver, such that the fee waiver is not triggered, please remove the fee waiver footnote. A Fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or in a footnote unless the fee waiver or reimbursement will actually reduce the expenses for no less than one year from the effective date of the Fund’s registration statement. Such disclosure can be moved to Item 10(a) of the Form N-1A instead. If the fee waiver was triggered, please add two additional captions to the fee table, showing the amount of the fee waiver and the annual net operating expenses. Please also make the footnote more concise.
Response: The disclosure has been revised as requested. The Trust has also revised the form of footnote to read as follows:
The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses) so that total annual operating expenses are not expected to exceed [   ]% for Class [   ] shares and [   ]% for Class [ ] shares. This arrangement cannot be terminated prior to December 31, 2011 without the Board of Trustees’ consent. The manager is permitted to recapture amounts forgone or reimbursed to the class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.
b.	Many of the Funds have fee waivers that are set to expire December 31, 2011. In order for the waivers to be reflected, they must be in effect for at least one year from the effective date of the registration statement. This waiver above cannot be reflected.
Response: For the Funds that have fee waivers in effect, the fee waivers will expire December 31, 2011, which is more than one year from the effective date of the registration statement.

February 12, 2010

Comment No. 4: Please provide completed fee tables, including footnotes, to the staff as soon as available.
Response: Each Fund has provided completed fee tables, including footnotes, via correspondence filings filed on January 25-27, 2010.
Comment No. 5: Please revise the third sentence under the Example to read: “If the example includes these expenses...”
Response: The disclosure has been revised as requested.
Comment No. 6: If the Funds can only be held by tax-advantaged accounts, please remove the disclosure regarding taxable accounts under Portfolio turnover.
Response: The disclosure has been deleted as requested. The disclosure now reads:
Portfolio turnover. The fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. During the most recent fiscal year, the fund’s portfolio turnover rate was [   ]% of the average value of its portfolio.
Comment No. 7: At the end of the Principal investment strategies, the Funds describe the previous name for each of the portfolios. Please move or delete this disclosure (see General instruction 3).
Response: The disclosure has been moved to the statutory prospectus as requested.
Comment No. 8: In Principal investment strategies, the Funds describe whether a policy may be changed by the Board of Trustees. Please remove this disclosure after Item 8 as per General instruction C(3)(b).
Response:The disclosure has been moved to the statutory prospectus as requested.
Comment No. 9:
a.	Please rename Certain risks as “Principal risks” to more clearly describe the nature of the risks identified in this section.
Response: The Trust has considered this suggestion, but continues to prefer the header “Certain risks” for this section. While the Trust believes that this section does summarize the principal risks described in response to the requirements of Item 9, the Trust feels that use of the heading “Certain risks” is a more effective means of conveying to shareholders that the risks described in the prospectus are not the only risks that arise in connection with an investment in a Fund or a Fund’s ability to achieve its objective.

February 12, 2010

b.	Please revise the description of some of the principal risks as they appear lengthy. Responses to this item may only include a summary of the principal risks based on the information given in response to Item 9(c). More information may be disclosed in response to Item 9(c) outside of the summary prospectus.
Response: The Trust respectfully submits that the current descriptions of the principal risks are adequately summarized. Additional information about the principal risks is included in response to Item 9.
c.	Please note that the prospectus must disclose the principal strategy that carries with it any principal risk that is identified in the prospectus and that any principal risk for any principal strategy must also be identified.
Response: The principal risk for each principal strategy has been identified. The Trust, however, respectfully submits that certain risks are applicable to each Fund in the Trust even if that Fund does not have a corresponding principal strategy. For example, the Trust believes that “Liquidity risk” is an appropriate risk for every Fund in the current market environment, where certain types of investments may become illiquid without warning.
Comment No. 10: In the Average annual total return table, please include the following parenthetical, following the name of the index: “(reflects no deduction for fees, expenses or taxes)”
Response: The disclosure has been revised as requested.
Comment No. 11: Regarding More on the fund’s investment strategies, investments and risks: Item 9 is used for disclosing principal strategies or risks. Please move non-principal risks to the Statement of Additional Information (“SAI”), or break the section into two subsections — one to describe what are principal strategies or risks, and another to describe what are more ancillary strategies or risks. Please note, those strategies and risks that are described as principal in this section must be summarized in Item 4(b).
Response: The Trust respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The fund’s principal investment strategies and risks are summarized in the summary prospectus and are described in full in the statutory prospectus in More on the fund’s investment strategies, investments and risks. The Trust does not believe that breaking the section into two additional subsections would be useful to the investor when the principal strategies and risks are already summarized in the summary prospectus.
Comment No. 12: Please explicitly state, if applicable, if more information about a Fund’s portfolio holdings may be found on the Fund’s website as per Item 9(b).
Response: The disclosure has been revised to read: “For more information about the fund’s portfolio holdings, please visit the fund’s website, http://www.leggmason.com/individualinvestors/products/index.aspx and click on the name of the fund in the dropdown menu under the caption, “Variable Investments.””

February 12, 2010

Comment No. 13: With regards to the description of the adviser and subadviser, please describe their respective experience as an investment adviser, as per Item 10(a)(1)(i).
Response: The disclosure has been revised as requested.
Comment No. 14:
a.	Please confirm supplementally that the link on the back cover page will contain the prospectuses and other information for insurance/variable product funds.
Response: The Trust confirms that the link on the back cover page will lead an investor to the prospectuses and other information for the insurance/variable product funds.
b.	Please reduce the font size in the Investment Company of 1940 file number as per Item 1(b)(4) of Form N-1A.
Response: The disclosure has been revised as requested.
Prospectuses: Specific Comments
Legg Mason ClearBridge Variable Dividend Strategy Portfolio
Comment No. 15: Please clarify supplementally how liquidity risk is a principal risk of investing in this portfolio and whether it is necessary to separately describe this risk as it is part of the small and medium capitalization company risk.
Response: The Trust believes that liquidity risk is a risk of investing in each Fund. Although liquidity risk is mentioned as a risk of the Fund’s investments in small and medium capitalization companies, the Trust believes that additional disclosure specifically about liquidity risk is useful for investors, particularly given the current market environment, where certain types of investments may become illiquid without warning.
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
Comment No. 16: Please disclose in Principal investment strategies the 10% limit on investment in junk bonds, which is described in Item 9 disclosure.
Response: The Trust respectfully submits that the Fund’s ability to invest up to 10% in junk bonds does not rise to the level of a principal investment strategy.
Comment No. 17: In light of the principal investment strategies, please include small and medium capitalization company risk and large capitalization company risk.
Response: The disclosure has been added as requested.

February 12, 2010

Comment No. 18: Please consider breaking Stock market and interest rate risk into two distinct principal risks in Certain risks.
Response: The Trust has considered this suggestion and respectfully submits that, particularly for Funds that may invest in fixed income securities, these risks are so closely connected that it is appropriate to discuss both risks together. In addition, the Trust believes that discussing these risks together avoids duplicative language.
Comment No. 19: Please provide a brief description of the MSCI EAFE Index in the narrative explanation accompanying the bar chart (but do not provide the description in a footnote).
Response: The Trust has considered this suggestion and respectfully submits that disclosing the full name of the index will provide investors with an adequate description of the index. The full name of the index has been provided in the performance table.
Legg Mason Investment Counsel Variable Social Awareness Portfolio
Comment No. 20: Please consider breaking Stock market and interest rate risk into two distinct principal risks in Certain risks.
Response: The Trust has considered this suggestion and respectfully submits that, particularly for Funds that may invest in fixed income securities, these risks are so closely connected that it is appropriate to discuss both risks together. In addition, the Trust believes that discussing these risks together avoids duplicative language.
Comment No. 21: Certain risks: Item 9 states that the Fund may invest 25% in foreign securities. Item 4 describes foreign investments risk. If applicable, please add the foreign investments policy to the Principal investment strategies; otherwise, please remove these risks.
Response: The disclosure has been added as requested.
Comment No. 22: Please describe the Barclays Capital U.S. Aggregate Index as a fixed income index in the narrative.
Response: The disclosure has been revised as requested.
Legg Mason ClearBridge Variable Large Cap Growth Portfolio
Comment No. 23: Please confirm that for Class I shares of the Fund a fee waiver is not in place, as Class II does have a fee waiver in place.

February 12, 2010

Response: Class I shares of the fund have a fee waiver of 1.00% in place. Class II shares of the fund have a fee waiver of 1.25% in place. Currently, both classes’ total annual operating expenses are below their fee waiver amounts.
Comment No. 24: (Class II only): Please include the statement in Performance that the two classes have substantially similar returns before discussing the difference in returns due to expenses as per Item 4(b)(2), Instruction 3(b).
Response: The disclosure has been revised to read: “Class I shares and Class II shares are invested in the same portfolio of securities and have substantially similar returns.”
Comment No. 25: Item 9 states that the Fund may invest 20% in companies with smaller capitalizations. If this is a principal investment strategy, please disclose these investments and the percentage limitation and associated risks as Item 4 disclosure.
Response: The Trust does not believe that the Fund’s investment in smaller capitalization companies is a principal investment strategy. The portfolio managers invest the Fund’s assets primarily in equity securities of U.S. companies with large market capitalizations.
Legg Mason ClearBridge Variable Aggressive Growth Portfolio
Comment No. 26: Please confirm that for Class I shares of the Fund a fee waiver is not in place, as Class II does have a fee waiver in place.
Response: Class I shares of the fund have a fee waiver of 1.00% in place. Class II shares of the fund have a fee waiver of 1.25% in place. Currently, both classes’ total annual operating expenses are below their fee waiver amounts.
Comment No. 27: Item 9 states that the Fund may invest in large capitalization companies, and also in small and medium capitalization companies. If these are principal investment strategies, please disclose as Item 4 disclosure.
Response: The Trust has considered this suggestion and does not believe that the Fund’s ability to invest in small and medium capitalization companies is a principal investment strategy.
Comment No. 28: (Class II only): Please include the statement in the Performance that the two classes have substantially similar returns before discussing the difference in returns due to expenses as per Item 4(b)(2), Instruction 3(b).
Response: The Fund’s Class II shares incepted on February 2, 2007, and performance is shown only for Class II shares. The Trust respectfully submits that the statement regarding substantially similar returns of Class I and Class II shares is not necessary where the performance of only Class II shares is shown.

February 12, 2010

Comment No. 29: Please disclose supplementally what a manager created benchmark refers to in Performance and how you intend to use it.
Response: The Fund’s benchmark is broad based securities market index (the Russell 3000 Growth Index), and not a manager created benchmark.
Legg Mason ClearBridge Variable Mid Cap Core Portfolio
Comment No. 30: Class I shares have a fee waiver in place for fees in excess of 0.95%; Class II has a similar fee waiver of 1.25%. Since Class II shares have a 0.25% 12b-1 fee, one would expect that the fee waiver would be 1.20% for Class II shares. Therefore, please confirm supplementally that the 1.25% fee waiver is accurate.
Response: The Trust confirms that the fee waiver for Class II shares is 1.25%.
Comment No. 31: Please confirm supplementally that the two classes have different expirations for the fee waivers.
Response: Each class’s fee waiver will expire December 31, 2011.
Comment No. 32: (Class II only): Please remove the additional sentence from footnote 1 to the fee table: “This arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time.”
Response: The disclosure has been deleted as requested.
Comment No. 33: Please replace the phrase “equities” with “equity securities” in Principal investment strategies.
Response: The disclosure has been revised as requested.

February 12, 2010

Statements of Additional Information: General Comments
Comment No. 34: The SAIs each begin with three sections: Investment objectives and management policies, Investment practices, and Risk factors. Information is interspersed within these sections, which may make it difficult for investors to find certain disclosures. Please revise accordingly.
Response: The disclosure has been revised as requested.
Comment No. 35: In Expenses, please replace the references to Form N-1A with GAAP, as this is the basis by which the Form determines extraordinary expenses. Please also remove references to voluntary waivers as set forth in the footnotes to the fee table in the prospectus, if any, as voluntary waivers cannot be referenced in the footnotes to the fee table.
Response: The Trust respectfully submits that the fee waiver contracts currently in effect refer to extraordinary expenses as determined for purposes of fee disclosure in Form N-1A, not as defined by GAAP, so that this disclosure more precisely describes the contracts. The Trust has considered the suggestion with respect to voluntary waivers and the disclosure regarding voluntary waivers has been revised as requested.
Comment No. 36: Given the recent market volatility, please revise the disclosure as appropriate to describe any significant variations in a Fund’s portfolio turnover over the last two fiscal years.
Response: The disclosure has been revised as requested as applicable.
Comment No. 37: Please include disclosure responsive to Item 25(b). Although disclosure states the brokerage commissions are made to underwriters, the disclosure is unresponsive to the other parts of Item 25(b). If there is no other compensation to the distributor, so state.
Response: The disclosure has been added as requested.
Comment No. 38: With regards the ClearBridge-managed portfolios, please explain supplementally whether you believe the deferred compensation arrangement will create a material conflict of interest under Item 20(a)(4), given that the portfolio managers will be given a financial interest in some funds/portfolios and not others. If the conflict of interest is believed to be material, please disclose it in the SAI.
Response: The Trust respectfully submits that the ClearBridge deferred compensation arrangement does not create a material conflict of interest. The Trust notes that the deferred compensation plan bases compensation on long term performance, which aligns the portfolio managers’ interests with that of the investors. The Trust believes that this alignment of interests decreases the opportunity for material conflicts of interest to occur. In addition, the Trust notes that trade allocations are reviewed daily by ClearBridge compliance personnel to ensure that investment opportunities are equitably allocated among funds or other accounts with similar investment mandates.

February 12, 2010

Comment No. 39: The SAI for each portfolio notes that the portfolio holdings disclosures to third parties are restricted by trading restrictions. Please revise each SAI to clarify generally the nature of these restrictions.
Response: The disclosure has been revised to add:
Under the policy, if information about a fund’s portfolio holdings is released pursuant to an ongoing arrangement with any party, a fund must have a legitimate business purpose for the release of the information, and either the party receiving the information must be under a duty of confidentiality, or the release of the information must be subject to restrictions on sharing non-public information with any unauthorized source and on trading upon non-public information.
Comment No. 40: If the proxy voting policies of the subadvisers discusses specific policies, such as how it would vote with regards corporate governance, social responsibility, management compensation or capital structure, please specifically describe these policies. In the alternative, the Trust may include the subadviser’s full proxy voting policy.
Response: The disclosure has been added as requested.
Statements of Additional Information: Specific Comments
Legg Mason ClearBridge Variable Large Cap Growth Portfolio
Comment No. 41: This Fund does not explicitly state in this section that it is diversified. If it is, please so state; otherwise, please add language re the non-diversified nature of the portfolio to Items 4 and 9 of the prospectus.
Response: The disclosure has been added as requested.
Comment No. 42: The SAI has two sections that discuss risk: Investment practices and risk factors and Risk factors. To avoid confusion, please only have one risk section discussing risk.
Response: The disclosure has been revised as requested.
Comment No. 43: Please consider restoring the stricken language from the Common stock and Preferred stock disclosure in Investment practices and risk factors.
Response: The disclosure has been restored as requested.
Comment No. 44: Please consider the reformatting the subheadings to make it clear which headings they belong under in Risk factors.
Response: The disclosure has been revised per Comment 42 above, and the subheadings have been reformatted as requested, where appropriate.

February 12, 2010

Legg Mason ClearBridge Variable Dividend Strategy Portfolio
Comment No. 45: Please confirm the alcohol and tobacco investment practices on page 3 as it is not mentioned anywhere else in the prospectus or SAI and appears out of place.
Response: The alcohol and tobacco investment practices have been eliminated upon Board approval and the disclosure has been removed.
Legg Mason ClearBridge Variable Aggressive Growth Portfolio
Comment No. 46: This Fund does not explicitly state in this section that it is diversified. If it is, please so state; otherwise, please add language regarding the non-diversified nature of the portfolio to Items 4 and 9 of the prospectus.
Response: The disclosure has been added as requested.
Legg Mason Investment Counsel Variable Social Awareness Portfolio
Comment No. 47: Please specify with specificity the criteria on which the compensation is based per Item 20(b).
Response: The disclosure has been added as requested.
If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1288.
Very truly yours,

/s/ Y. Rachel Kuo Y. Rachel Kuo
Enclosures

cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Barbara Allen, Esq., Legg Mason & Co., LLC
George P. Hoyt, Esq., Legg Mason & Co., LLC
Burton M. Leibert, Esq., Willkie Farr & Gallagher LLP
Dianne E. O’Donnell, Esq. Willkie Farr & Gallagher LLP

Legg Mason Partners Variable Equity Trust
55 Water Street
New York, New York 10041
February 12, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Legg Mason Partners Variable Equity Trust (the “Trust”) Securities Act File No. 333-91278 Investment Company Act File No. 811-21128
To Whom It May Concern:
In connection with its review of the Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A for the Legg Mason ClearBridge Variable Aggressive Growth Portfolio, Legg Mason ClearBridge Variable Dividend Strategy Portfolio, Legg Mason ClearBridge Variable Large Cap Growth Portfolio, Legg Mason ClearBridge Variable Mid Cap Core Portfolio, Legg Mason Global Currents Variable International All Cap Opportunity Portfolio and Legg Mason Investment Counsel Variable Social Awareness Portfolio as filed with the Commission on November 13, 2009 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:
(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Variable Equity Trust

By:	/s/ Thomas C. Mandia
Name: Thomas C. Mandia
Title: Assistant Secretary